SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 41)

BlackRock Enhanced Government Fund, Inc.

( EGF )

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

09255K108

(CUSIP Number)

Paul E. Rasmussen

3300 IDS Center

80 South Eighth Street

Minneapolis, MN 55402-4130

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for a subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09255K108
1	NAME OF REPORTING PERSON Sit Investment Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,834,280 Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,834,280 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,280 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.07%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 09255K108
1	NAME OF REPORTING PERSON Sit Fixed Income Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,834,280 Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,834,280 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,280 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.07%
14	TYPE OF REPORTING PERSON (See Instructions) IA

ITEM 1	Security and Issuer

Common Stock

BlackRock Enhanced Government Fund, Inc.
100 Bellevue Parkway
Wilmington, DE 19809

ITEM 2	Identity and Background

a)	Sit Investment Associates, Inc., and Sit Fixed Income Advisors II, LLC,

b)	80 South Eighth Street, Suite 3300, Minneapolis, MN 55402.

c)	This statement is filed by:
Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B to the initial Schedule 13D filed by SIA and SFI on March 18, 2015.

SIA is a registered investment adviser.
SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients pursuant to investment management agreements with each of its clients which give SIA or SFI full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Roger J. Sit is chairman and CEO of SIA and SFI.
Ronald D. Sit is a director and vice president of SIA.

By virtue of these positions, each of SIA, SFI, Mr. Roger Sit and Mr. Ronald Sit may be deemed to beneficially own the Shares held in SIA and SFI client accounts. None of the named individuals own Shares directly. Together SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit are the "Sit Entities".

d)	During the last five years, neither Roger J. Sit nor Ronald D. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Roger J. Sit and Ronald D. Sit are United States citizens.

ITEM 3	Source and Amount of Funds or Other Consideration

The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

ITEM 4	Purpose of Transaction

The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients. .

In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities' belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer's assets, changes in the Issuer's investment strategy, and composition of the Issuer's portfolio.

The Sit Entities intend to review their investment in the Issuer's Shares on a continuing basis and may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including engaging in discussions with management, the Board of Directors and shareholders concerning, among other things, the Issuer's performance, the market prices of the Issuer's Shares relative to the value of the Issuer's assets, the distribution rate, the Issuer's capitalization, the Issuer's investment strategy and the Issuer's portfolio holdings. The Sit Entities may make binding and non-binding shareholder proposals, or may nominate one or more individuals as nominees for election to the Board.

ITEM 5	Interest in Securities of the Issuer

a)	The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 3,738,451 Shares outstanding as of May 24, 2024 which is the total number of Shares outstanding as reported on the Issuer's website. Certain clients of SIA and SFI purchased or sold Shares of the Issuer since the last 13D filing, resulting in a greater than 1% change in ownership of the Issuer by the Sit Entities.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 1,834,280 Shares held in client accounts which represent 49.07% of the Issuer's outstanding Shares.

b)	Each of the Sit Entities may be deemed to have shared power to vote and dispose of 1,834,280 Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

c)	Transactions in Shares by the Sit Entities in the past 60 days are set forth in Exhibit A.

d)	The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

e)	Not applicable.

ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7	Materials to be Filed as Exhibits

Exhibit A: Schedule of Transactions in Shares by the Sit Entities made in the past 60 days are set forth in Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. ..

May 29, 2024

By:	Sit Investment Associates, Inc.
/s/ Roger J. Sit
Name/Title: Roger J. Sit, Chairman & CEO

By:	Sit Fixed Income Advisors II, LLC
/s/ Roger J. Sit
Name/Title: Roger J. Sit, Chairman & CEO

EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the past 60 days:

Date of Transaction	Transaction Type	Purchased /(Sold)	Price Per Share ($)
04/05/2024	BUY	837.0000	9.3800
04/25/2024	BUY	1,900.0000	9.1090
04/29/2024	BUY	165.0000	9.1800
05/01/2024	BUY	168.0000	9.3372
05/01/2024	BUY	176.0000	9.2089
05/08/2024	BUY	316.0000	9.3068
05/10/2024	BUY	3,371.0000	9.2044
05/24/2024	BUY	200.0000	9.2000
05/24/2024	BUY	2,900.0000	9.2000
05/24/2024	BUY	8,200.0000	9.2000
05/24/2024	BUY	7,100.0000	9.2000
05/24/2024	BUY	15,900.0000	9.2000
05/24/2024	BUY	23,800.0000	9.2000